						Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Year Ended December 31
		2015	2014	2013	2012	2011

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on dispositions, net of tax (1)	$138,142	$111,833	$140,312	$114,287	$95,945

	Add back:
	Fixed charges	98,334	123,223	152,438	152,517	127,128
	Amortization of previously capitalized interest	2,146	3,121	4,438	4,427	4,401
	Distributed income of Unconsolidated Joint Ventures (2)	56,226	62,002	49,389	48,494	46,064

	Deduct:
	Capitalized interest	(31,112)	(27,255)	(16,385)	(3,594)	(422)
	Preferred distributions (3)					372

	Earnings available for fixed charges and preferred dividends	$263,736	$272,924	$330,192	$316,131	$273,488

	Fixed charges:
	Interest expense	$63,041	$90,803	$130,023	$142,616	$122,277
	Capitalized interest	31,112	27,255	16,385	3,594	422
	Interest portion of rent expense	4,181	5,165	6,030	6,307	4,801
	Preferred distributions (3)					(372)

	Total fixed charges	$98,334	$123,223	$152,438	$152,517	$127,128

	Preferred dividends (4)	23,138	23,138	20,933	21,051	14,634

	Total fixed charges and preferred dividends	$121,472	$146,361	$173,371	$173,568	$141,762

	Ratio of earnings to fixed charges and preferred dividends (1)	2.2	1.9	1.9	1.8	1.9

(1)
In 2014, the Company early adopted Accounting Standards Update (ASU) No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". The operations of the centers sold to Starwood and the gain on disposition are included in continuing operations pursuant to the application of ASU Update 2014-08. In 2014, the gain on dispositions, net of tax, of $1.1 billion, which includes the gain on the sale of seven centers to Starwood and the gain on dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project, has been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends. In 2015, the adjustment of $0.4 million that was made to reduce the tax recognized as a result of the sale of International Plaza has also been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.

In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers were reported separately as discontinued operations in the Consolidated Financial Statements in 2011. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)
Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2015 includes an $11.8 million impairment charge which represents the Company's previously capitalized costs related to the pre-development of the Miami Worldcenter enclosed mall project.

(3)	In October 2011, the Company redeemed the Operating Partnership's 8.2% Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value.
(4)
In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the year ended December 31, 2012.